UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34895

SHANGPHARMA CORPORATION

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ShangPharma Corporation

By:	/S/ KEVIN PENGHUI CHEN
Name:	Kevin Penghui Chen
Title:	Chief Operating Officer and Chief Financial Officer

Date: November 9, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

SHANGPHARMA ANNOUNCES APPOINTMENT OF BENSON TSANG AS A

MEMBER OF THE BOARD OF DIRECTORS AND AUDIT COMMITTEE

SHANGHAI, November 8, 2010 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced the appointment of Benson Tsang as a member of the Company’s Board of Directors and Audit Committee, effective November 8, 2010. Kevin Penghui Chen, the Chief Financial Officer and Chief Operating Officer of ShangPharma, will resign as a member of the Audit Committee, but will remain as a member of the Board.

Benson Tsang has been the Chief Financial Officer and financial and principal accounting officer of ATA Inc. (NASDAQ: ATAI) since March 2010. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as the Chief Financial Officer of WuXi Pharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He worked at PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company.

Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and an MBA degree from McMaster University in Canada.

Michael Xin Hui, founder and Chief Executive Officer of ShangPharma, commented, “We are pleased to have Mr. Tsang join our Company as a member of the Board and Audit Committee. His tremendous experience at publicly-listed companies in both the U.S. and Hong Kong, and knowledge accumulated at two big-four audit firms make him a valuable addition to our team. In particular, he will be a great asset in helping our company fulfill our legal and fiduciary obligations in terms of accounting, auditing, financial reporting, internal control and legal compliance.”

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

SOURCE: ShangPharma Corporation

For further information, please contact:

ShangPharma Corporation

Lan Xie, VP of Finance and Operations

E-mail: IR@shangpharma.com

Christensen

In New York

Kimberly Minarovich, +917-533-3268

kminarovich@christensenir.com

or

In Hong Kong

Tip Fleming, +852-9212-0684

tfleming@christensenir.com

5